Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

                February 8, 2011

Via Edgar and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Erin K. Jaskot

RE:	Essex Rental Corp.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 28, 2011
File No. 333-171387

 Dear Ms. Jaskot:

Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated February 7, 2011 (the “Comment Letter”), concerning Amendment No. 1 to Essex’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on January 28, 2011.  In this letter, the words “we”, “us” and “our” refer to Essex unless the context otherwise requires.

For your convenience and to facilitate your review, marked copies of the Registration Statement, which have been revised in accordance with our responses below and otherwise updated, are being delivered to you separately.

Incorporation of Certain Documents by Reference, page 19

1.           Please update the documents you are incorporating by reference to include the Current Report on Form 8-K filed on December 29, 2010.

Response: We have updated our disclosure to indicate that the Registration Statement incorporates by reference Essex’s Form 8-K filed with the Commission on December 29, 2010.

Signatures, page 23

2.           We note that in response to comment six in our letter dated January 13, 2011, you have deleted the signature for your principal financial officer and replaced it with the signature of your principal accounting officer. Please note, the registration statement must be signed by the principal executive officer, principal financial officer, and the controller or principal accounting officer. Please revise to include such signatures.  See Instruction 1 to Signatures on Form S-3.

Response: We have revised the signature page to the Registration Statement to reflect the fact that Martin Kroll is both the principal financial officer and principal accounting officer of Essex.

Exhibits

3.           We note that in response to comment seven in our letter dated January 13, 2011 you have added the Amended and Restated Limited Liability Company Agreement of Essex Holdings LLC, dated October 31, 2008, among Essex Rental Corp. Ronald Schad, Martin Kroll, William Erwin and William O'Rourke. However, we note that you incorporate this agreement by reference to Annex C of your Definitive Proxy Statement filed October 8, 2008. Please revise to incorporate by reference to Exhibit 10.7 to your Current Report on Form S-K filed on November 6, 2008, as such Form 8-K contains the final, executed copy of such Agreement.

Response:  We have revised the exhibit list in the Registration Statement to incorporate the Amended and Restated Limited Liability Company Agreement of Essex Holdings LLC, dated October 31, 2008, among Essex, Ronald Schad, Martin Kroll, William Erwin and William O'Rourke by reference to Exhibit 10.7 to Essex’s Current Report on Form 8-K filed on November 6, 2008.

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In submitting this response letter Essex has authorized me to acknowledge on its behalf that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Essex from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) Essex will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses or the Registration Statement, as amended, please feel free to call me (212-940-8873).

Regards,

By:	/s/ Todd J. Emmerman
Todd J. Emmerman